Exhibit 99.1

Press release

Biophytis announces the publication of the results of its COVA phase 2-3 study in eClinicalMedicine, part of The Lancet

Paris (France) and Cambridge (Massachusetts, USA), January 4th ,2023 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces the publication of an article on the results of its COVA phase 2-3 clinical trial in the treatment of respiratory symptoms in severe forms of COVID-19 in eClinicalMedicine, a medical journal part of the prestigious scientific review The Lancet.

This publication is an endorsement of the strength of Biophytis' clinical research and the value of our drug candidate Sarconeos (BIO101) in the treatement of severe forms of COVID-19. Therapeutic advances are still needed in this pathology, as more than 230,000 patients will still have died of the virus worldwide in 2023, out of a total of nearly 7 million since the start of the pandemic.

As a reminder, the objective of the COVA Phase 2-3 study (ClinicalTrials.gov, NCT04472728) was to investigate the efficacy and safety of Sarconeos (BIO101), 350 mg BID in hospitalized COVID-19 patients with hypoxemia, at risk of respiratory failure and death. The proportion and time of onset of these adverse events were studied for 28 days, with mortality and safety monitored for more than 90 days. The main result was that in the study population (233 patients; 126 Sarconeos (BIO101) and 107 placebo), respiratory failure or early death by day 28, the primary end-point, was 11.4% lower in the Sarconeos (BIO101) (13.5%) than in the placebo (24.3%) group, (p = 0.0426). Sarconeos (BIO101) significantly reduced the risk of death or respiratory failure by 44%, supporting its use in adults hospitalized with severe respiratory symptoms due to COVID-19.

To follow this publication, Biophytis will host two press conferences in France and the United States on 17 January 2024, alongside experts from the scientific and medical communities, to reiterate the potential and clinical benefits of Sarconeos (BIO101) in severe forms of COVID-19, and provide further details on the Group's strategic choice to explore the compound's potential in the treatment of other respiratory viral infections such as influenza.

Click here to access the publication.

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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